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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*


                               Telecorp PCS, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    879300101
          ------------------------------------------------------------
                                 (CUSIP Number)

                                February 14, 2001
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_] Rule 13d-1(b)

      [_] Rule 13d-1(c)

      [X] Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)                Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER: Telecorp PCS, Inc.                                 CUSIP NO.:  879300101

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.P. Morgan Partners (23A SBIC), LLC (formerly known as C.B. Capital Investors, LLC)
     13-3986302
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                           15,778,559
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                         15,778,559
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH:
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   15,778,559

--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                          [-]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      7.5%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (See Instructions)

                                       LLC

--------------------------------------------------------------------------------


SEC 1745 (3-98)                Page 2 of 12 pages

                                  SCHEDULE 13G

ISSUER: Telecorp PCS, Inc.                                 CUSIP NO.:  879300101


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a change in the name and controlling persons of the Reporting Person.

ITEM 1.

            (a)   NAME OF ISSUER:

                  Telecorp PCS, Inc.

            (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1010 North Glee Road
                  Suite 800
                  Arlington, VA  22201

ITEM 2.

            (a)   NAME OF PERSON FILING:

                  J.P. Morgan Partners (23A SBIC), LLC

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

            (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1221 Avenue of the Americas
                  New York, New York  10020

            (c)   CITIZENSHIP:

                  Delaware

            (d)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

                  Common Stock

            (e)   CUSIP NUMBER:

                  879300101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.  OWNERSHIP

            (a)   AMOUNT BENEFICIALLY OWNED:

                  15,778,559


SEC 1745 (3-98)                Page 3 of 12 pages

                                  SCHEDULE 13G

ISSUER: Telecorp PCS, Inc.                                 CUSIP NO.:  879300101


            (b)   PERCENT OF CLASS:

                  7.5% (as of December 31, 2000)

            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)    15,778,559
                  (ii)   Not applicable.
                  (iii)  15,778,559
                  (iv)   Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable


SEC 1745 (3-98)                Page 4 of 12 pages

                                  SCHEDULE 13G

ISSUER: Telecorp PCS, Inc.                                 CUSIP NO.:  879300101


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                       J.P. MORGAN PARTNERS (23A SBIC), LLC

                       By: J.P. Morgan Partners (23A SBIC Manager), Inc.
                           its Managing Member


                       By: /s/ JEFFREY C. WALKER
                           ---------------------------------------------
                             Name: Jeffrey C. Walker
                         Title: Managing General Partner


SEC 1745 (3-98)                Page 5 of 12 pages

                                  SCHEDULE 13G

ISSUER: Telecorp PCS, Inc.                                 CUSIP NO.:  879300101

                                  EXHIBIT 2(a)

ITEM 2.  IDENTITY AND BACKGROUND.

            This statement is being filed by J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The Managing Member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

            JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

            Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


SEC 1745 (3-98)                Page 6 of 12 pages

                                  SCHEDULE 13G

ISSUER: Telecorp PCS, Inc.                                 CUSIP NO.:  879300101

                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.

                              EXECUTIVE OFFICERS(1)

President                                     Jeffrey C. Walker*
Executive Vice President                      Mitchell J. Blutt, M.D.*
Executive Vice President                      Arnold L. Chavkin*
Executive Vice President                      John M.B. O'Connor*
Managing Director                             John R. Baron*
Managing Director                             Christopher C. Behrens*
Managing Director                             David S. Britts*
Managing Director                             Rodney A. Ferguson*
Managing Director                             David Gilbert*
Managing Director                             Evan Graf*
Managing Director                             Eric A. Green*
Managing Director                             Michael R. Hannon*
Managing Director                             Donald J. Hofmann, Jr.*
Managing Director                             W. Brett Ingersoll*
Managing Director                             Alfredo Irigoin*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Jonathan Meggs*
Managing Director                             Thomas G. Mendell*
Managing Director                             Stephen P. Murray*
Managing Director                             Joao Neiva de Figueiredo, Ph.D.*
Managing Director                             Timothy Purcell*
Managing Director                             Thomas Quinn*
Managing Director                             Peter Reilly*
Managing Director                             Robert R. Ruggiero, Jr.*
Managing Director                             Susan L. Segal*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Georg Stratenwerth*
Managing Director                             Lindsay Stuart*
Managing Director                             Patrick J. Sullivan*
Managing Director                             Kelly Shackelford*
Managing Director                             Charles R. Walker*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr.*
Managing Director                             Damion E. Wicker, M.D.*
Managing Director                             Eric R. Wilkinson*
Senior Vice President                         Marcia Bateson*
Vice President and Treasurer                  Elisa R. Stein*
Secretary                                     Anthony J. Horan**
Assistant Secretary                           Robert C. Caroll**
Assistant Secretary                           Denise G. Connors**


--------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 7 of 12 pages

                                  SCHEDULE 13G

ISSUER: Telecorp PCS, Inc.                                 CUSIP NO.:  879300101

                                  DIRECTORS(1)

                               Jeffrey C. Walker*


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


SEC 1745 (3-98)                Page 8 of 12 pages

                                  SCHEDULE 13G

ISSUER: Telecorp PCS, Inc.                                 CUSIP NO.:  879300101

                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK

                              EXECUTIVE OFFICERS(1)


Chairman of the Board                                   Douglas A. Warner, III*
President and Chief Executive Officer                   William B. Harrison Jr.*
Vice Chairman                                           Geoffrey T. Boisi*
Vice Chairman                                           David A. Coulter*
Managing Director                                       Ramon de Oliveira*
Director of Human Resources                             John J. Farrell*
Vice Chairman                                           Walter A. Gubert*
Managing Director                                       Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           James B. Lee Jr. *
General Counsel                                         William H. McDavid*
Vice Chairman                                           Marc J. Shapiro*
Managing Partner                                        Jeffrey C. Walker**

                                 DIRECTORS((1))

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                     BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer         Chairman of the Board
                             Chief Executive Officer
                          Deere & Company
                          One John Deere Place
                          Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.    President and Chief Executive Officer
                          The Hearst Corporation
                          959 Eighth Avenue
                            New York, New York 10019
--------------------------------------------------------------------------------
 M. Anthony Burns         Chairman of the Board and
                            Chief Executive Officer
                          Ryder System, Inc.
                          3600 N.W. 82nd Avenue
                          Miami, Florida  33166
--------------------------------------------------------------------------------


----------
(1) Each of the persons named below is a citizen of the United States of America.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


SEC 1745 (3-98)                Page 9 of 12 pages

                                  SCHEDULE 13G

ISSUER: Telecorp PCS, Inc.                                 CUSIP NO.:  879300101


                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                     BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 H. Laurence Fuller        Co-Chairman
                           BP Amoco p.l.c.
                           1111 Warrenville Road, Suite 25
                           Chicago, Illinois 60563
--------------------------------------------------------------------------------
 William H. Gray, III     President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia 22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr. President and Chief Executive Officer
                          The Chase Manhattan Corporation
                          270 Park Avenue, 8th Floor
                          New York, New York 10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan         Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          919 Third Avenue - Room 29-72
                          New York, New York 10022
--------------------------------------------------------------------------------
 John R. Stafford         Chairman, President and
                          Chief Executive Officer
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey 07940
--------------------------------------------------------------------------------
 Douglas A. Warner III    Chairman of the Board
                          J.P. Morgan Chase & Co.
                          270 Park Avenue
                          New York, New York 10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman      Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)                Page 10 of 12 pages

                                  SCHEDULE 13G

ISSUER: Telecorp PCS, Inc.                                 CUSIP NO.:  879300101
                                   SCHEDULE C

                                                       J.P. MORGAN CHASE & CO.

EXECUTIVE OFFICERS1

Chairman of the Board                                 Douglas A. Warner, III*
President and Chief Executive Officer                 William B. Harrison Jr.*
Vice Chairman                                         Geoffrey T. Boisi*
Vice Chairman                                         David A. Coulter*
Managing Director                                     Ramon de Oliveira*
Director of Human Resources                           John J. Farrell*
Vice Chairman                                         Walter A. Gubert*
Managing Director                                     Thomas B. Ketchum*
Director of Corporate Marketing and Communications    Frederick W. Hill*
Vice Chairman                                         Donald H. Layton*
Vice Chairman                                         James B. Lee Jr. *
General Counsel                                       William H. McDavid*
Vice Chairman                                         Marc J. Shapiro*
Managing Partner                                      Jeffrey C. Walker**


                                  DIRECTORS(1)

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                     BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer         Chairman of the Board
                          Chief Executive Officer
                          Deere & Company
                          One John Deere Place
                          Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel         Chairman and Chief Executive Officer
                          Bechtel Group, Inc.
                          P.O. Box 193965
                          San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.    President and Chief Executive Officer
                          The Hearst Corporation
                          959 Eighth Avenue
                          New York, New York 10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy      Chairman of the Board
                          Honeywell International
                          P.O. Box 3000
                          Morristown, NJ 07962-2245
--------------------------------------------------------------------------------


----------
(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


SEC 1745 (3-98)                Page 11 of 12 pages

                                  SCHEDULE 13G

ISSUER: Telecorp PCS, Inc.                                 CUSIP NO.:  879300101


                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                     BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
M. Anthony Burns          Chairman of the Board and Chief Executive Officer
                          Ryder System, Inc.
                          3600 N.W. 82nd Avenue
                          Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller        Co-Chairman
                          BP Amoco p.l.c.
                          1111 Warrenville Road, Suite 25
                          Chicago, Illinois 60563
--------------------------------------------------------------------------------
Ellen V. Furter           President
                          American Museum of Natural History
                          Central Park West at 79th Street
                          New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III      President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia 22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.  President and Chief Executive Officer
                          The Chase Manhattan Corporation
                          270 Park Avenue, 8th Floor
                          New York, New York 10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan          Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          919 Third Avenue - Room 29-72
                          New York, New York 10022
--------------------------------------------------------------------------------
Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                          Exxon Mobil Corporation
                          5959 Las Colinas Boulevard
                          Irving,TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford          Chairman, President and Chief Executive Officer
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey 07940
--------------------------------------------------------------------------------
Lloyd D. Ward             Former Chairman of Board and Chief Executive Officer
                            of Maytag
                          13338 Lakeshore Drive
                          Clive, Iowa  50325
--------------------------------------------------------------------------------
Douglas A. Warner III     Chairman of the Board
                          J.P. Morgan Chase & Co.
                          270 Park Avenue
                          New York, New York 10017
--------------------------------------------------------------------------------
Marina v.N. Whitman       Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)                Page 12 of 12 pages